Exhibit 99.1

Media Release

Opfikon, Switzerland, 23 May 2025 – 07:00 CEST

NOT FOR GENERAL DISTRIBUTION IN THE UNITED STATES

Sunrise prices new EUR 550 million Senior Secured Notes due 2032 to refinance existing Term Loans

•	Proceeds from the new bond will be used to fully refinance the existing EUR Term Loans B maturing in 2029 including associated derivatives, fees and expenses

•	Transaction extends Sunrise’s debt maturity profile and further optimises the weighted average cost of debt at c. 2.7%[1]

Sunrise Communications AG (Sunrise) today announces that on 21 May 2025 it successfully priced a new issuance by Sunrise Finco I B.V. of EUR 550 million of Senior Secured Notes due 2032 (the “Notes”), representing Sunrise’s debut high yield financing transaction following the completion of its spin-off from Liberty Global Ltd. in November 2024. The Notes will accrue interest at a rate of 4.625% per annum and will be issued at a price equal to 100% of their face value. The closing of the sale of the Notes, which is subject to customary conditions, is expected to occur on or about 28 May 2025.

Proceeds from the new Notes will be used to refinance the existing EUR Term Loans B due 2029 in full including related derivative terminations and transaction-related costs.

Pro forma for the refinancing which is leverage neutral with no impact on pro forma net leverage, Sunrise will have an extended maturity runway with no short-term maturities and a weighted average life of 5.35 years2 (with c. 78% of debt becoming due in 2029 or thereafter and c. 38% of debt now becoming due in 2032 compared to c. 27% before the transaction)3. The debt stack is fully hedged against interest rate and currency changes until 2029 with weighted average cost of debt (WACD) at c. 2.7%1 pro forma for the transaction, in line with the WACD as of 31 March 2025. Sunrise will continue to opportunistically access loan and bond markets to term-out debt and optimise pricing.

The Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act.

This media release is neither an offer to sell nor the solicitation of an offer to buy the Notes or any other securities, and no offer, solicitation or sale will be made in any jurisdiction in which, or to any persons to whom, such an offer, solicitation or sale is unlawful. Any offers of the Notes will be made only by means of a private offering memorandum.

[1]	Excluding Vendor Financing and commitment fees.
[2]	Excludes Vendor Financing, handset receivables securitization program and undrawn revolving credit facilities.
[3]	Relating to third-party debt obligations excluding Vendor Financing.

Sunrise Investor Relations Alex Herrmann +41 58 777 61 00 investor.relations@sunrise.net	Sunrise Media Relations 0800 333 000 media@sunrise.net

1 / 2

ABOUT SUNRISE

Sunrise Communications AG («Sunrise»), with its strong number-two position, is the leading challenger in the Swiss telecom market and is listed on the SIX Swiss Exchange (SUNN).

With the most comprehensive landline network access and a world-class mobile network, Sunrise offers the highest gigabit coverage in Switzerland, stands out for premium quality and is optimally equipped for growth. With its world-class, future-proof networks, Sunrise offers private customers high-quality mobile, landline, broadband and TV services and supports business customers from a one-stop shop with 360° communication and integrated ICT solutions for connectivity, security and IoT to accelerate their digitalisation.

As of the end of March 2025, the Sunrise customer base included around 3.1 million mobile, 1.3 million broadband and approx. 1.0 million TV customers (RGUs), as well as thousands of companies as business customers.

Sunrise boasts a dynamic and international environment where everyone has a voice, where perspectives are shared and where values are respected. Sunrise believes that providing equal opportunities to a diverse workforce is critical to the company’s success. Roughly 2,850 employees (FTEs) from around 80 nations contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment, reflecting the diversity of its customers.

www.sunrise.ch

Forward-looking statements

This media release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding certain forecasted financial information, including Sunrise’s intended use of proceeds from the issuance of the Notes, as well as the expected cost, timing and benefits of such issuance, Sunrise’s intended future access of debt markets, the strength of Sunrise’s balance sheet, Sunrise’s use of derivatives, the tenor and cost of its third-party debt and other statements that are not historical fact. These forward-looking statements are based on current expectations, estimates and projections about the factors that may affect Sunrise’s future performance and are subject to a wide variety of significant risks and uncertainties, some of which are beyond the control of Sunrise, that could cause actual results to differ materially from those expressed or implied by these statements.

Such risks and uncertainties include, among others, Sunrise’s ability to successfully execute on its plans and strategies, Sunrise’s ability to realize the expected benefits from the series of transactions that closed on 8 November 2024 that resulted in the spin-off of Liberty Global Ltd.’s Swiss telecommunications operations to Sunrise (the Transaction), unanticipated difficulties or costs following the Transaction, Sunrise’s ability to successfully operate as an independent public company and maintain its relationships with material counterparties after the Transaction, and other factors, including those detailed from time to time in Sunrise’s filings with the U.S. Securities and Exchange Commission (the SEC), including Sunrise´s most recently filed Form 20-F and in subsequent reports filed with the SEC.

These forward-looking statements speak only as of the date hereof. Although Sunrise believes that its expectations reflected in any such forward-looking statements are based upon reasonable assumptions, no assurance can be given that these expectations will be achieved. Sunrise expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You are cautioned not to place undue reliance on any forward-looking statement.

2 / 2